As filed with the Securities and Exchange Commission on December 8, 2003

Registration No. 333-108227

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Argonaut Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction

of Incorporation or Organization)

95-4057601

(I.R.S. Employer Identification Number)

10101 Reunion Place Suite 500

San Antonio TX 78216

(210) 321-8400

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal

Executive Offices)

Byron L. LeFlore, Jr.

Vice President, Secretary and General Counsel

10101 Reunion Place Suite 500

San Antonio TX 78216

(210) 321-8459

(Name, Address, Including Zip Code, and

Telephone Number, Including Area Code,

of Agent For Service)

Copies to:

Philip J. Niehoff

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, Illinois 60603

(312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Umk	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Series A Mandatory Convertible Preferred Stock, par value $0.10 per share	2,953,310 shares	$12.00	$35,439,720	$2,867.07

Common Stock, par value $0.10 per share	3,549,784(1)	$16.24(2)	$9,686,738(1)	$783.66(1)

Total	—	—	$45,126,458	$3,650.73(3)
(1)	The common stock being registered hereunder includes 2,953,310 shares of common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock at a conversion price of $12 per share. Pursuant to Rule 457(j), there is no additional filing fee with respect to the 2,953,310 shares of common stock issuable upon conversion of the preferred stock because no additional consideration will be received in connection with the exercise of the conversion privilege. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend or similar event.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act as the average of the high and low sale prices of the common stock on December 3, 2003.
(3)	$2,867.07 of this fee has been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated December 8, 2003.

PROSPECTUS

2,953,310 SHARES

SERIES A MANDATORY CONVERTIBLE PREFERRED STOCK

3,549,784 SHARES COMMON STOCK

Offered by selling stockholders

This prospectus relates to the offer and sale of 2,953,310 shares of our Series A Mandatory Convertible Preferred Stock and 3,549,784 shares of our common stock by the selling stockholders identified in this prospectus. A selling stockholder may sell none, some or all of the shares offered by the prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the Nasdaq Stock Market’s National Market under the symbol “AGII.” On December 3, 2003, the last reported sale price for our common stock was $15.84 per share.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

You should rely only on the information contained in this document or incorporated by reference into this document. We have not authorized anyone to provide you with information that is different. This prospectus and any supplement may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or otherwise required by the context in which the term occurs, all references in this prospectus or a supplement to “we,” “our,” “us,” “Argonaut Group” or similar terms refer to Argonaut Group, Inc. together with its subsidiaries.

i

BUSINESS OVERVIEW

Introduction

Argonaut Group, Inc. is a national provider of specialty insurance products focused on specific niches of property-casualty insurance. We have continued our strategy initiated in 2001 of diversifying our product line and expanding geographically. Argonaut Insurance Company was established in 1948 and is directly owned by us and is the parent of our other property and casualty insurance companies. Workers’ compensation is the primary line of insurance written by Argonaut Insurance Company and the following subsidiaries: Argonaut-Midwest Insurance Company, Argonaut-Northwest Insurance Company, Argonaut-Southwest Insurance Company, and Georgia Insurance Company. Argonaut Insurance Company and the above subsidiaries have entered into a pooling agreement whereby all premiums, losses, and associated underwriting expenses are allocated between the members of the pool. Argonaut Great Central Insurance Company was established in Illinois in 1948 and was purchased by Argonaut Insurance Company in 1971. AGI Properties, Inc., a non-insurance company, owns and leases one property. In 2003, AGI Properties sold its other real estate holdings for approximately $63.8 million. AGI Properties was incorporated in California in 1970 and is wholly owned by Argonaut Insurance Company. Trident Insurance Services LLC, a managing general underwriter formed as a limited liability company in Texas, was established in 2000 and acquired by us in 2001. Argonaut Group is Trident’s immediate parent.

Another wholly-owned subsidiary of Argonaut Insurance Company, Front Royal, Inc., is a holding company for specialty insurance underwriters with particular expertise in excess and surplus lines and workers’ compensation for certain targeted types of businesses. Its principal subsidiaries are the Colony Insurance Group and the Rockwood Casualty Insurance Group. Colony is comprised of Colony Insurance Company, Colony National Insurance Company and Colony Specialty Insurance Company. Rockwood is comprised of Rockwood Casualty Insurance Company and Somerset Casualty Insurance Company. Colony Insurance Company, Colony National Insurance Company and Colony Specialty Insurance Company have entered into an intercompany pooling agreement whereby all premiums, losses and associated underwriting expenses are allocated between members of the pool. Rockwood Casualty Insurance Company and Somerset Casualty Company have also entered into an intercompany pooling agreement for Pennsylvania workers’ compensation policies.

Business Segments and Products

Our operations include four continuing business segments: excess and surplus lines, specialty commercial, risk management (formerly specialty workers’ compensation) and public entity. Additionally, we no longer underwrite certain coverages and classify the results as run-off for purposes of segment reporting.

Excess and Surplus Lines. Excess and surplus lines, or E&S, insurance carriers provide insurance that is unavailable or difficult to obtain by businesses in the admitted market due to the unique characteristics of the consumers or the lack of insurers writing such coverage. The excess and surplus lines market allows Colony to underwrite certain risks with more flexible policy terms at unregulated premium rates. Colony operates primarily on an E&S basis and focuses on insureds that generally cannot purchase insurance from standard lines insurers due to the perceived risks related to their businesses. Colony provides commercial liability, commercial property, products liability and environmental liability coverages to commercial enterprises, including restaurants, artisan contractors, day-care centers and manufacturers, and professional liability coverages for health care providers (other than physicians) and other professionals. Colony is approved as a non-admitted insurer in 48 states, the District of Columbia and the U.S. Virgin Islands.

Specialty Commercial. This segment provides property and casualty coverages targeting specific groups of insureds and is underwritten by Argonaut Great Central and Rockwood. Argonaut Great Central is domiciled in Illinois and specializes in providing package insurance policies for certain classes of insureds. Argonaut Great Central focuses on small to medium sized risks and targets three broadly defined markets: food and hospitality, retail services and organizations and institutions. Argonaut Great Central is licensed in 33 states and provides property, general liability, commercial automobile, workers’ compensation and umbrella insurance policies.

Rockwood concentrates on underwriting specialty workers’ compensation insurance and is licensed in 13 states. Premiums written in Pennsylvania, Rockwood’s domiciliary state, account for approximately 70% of Rockwood’s business. Rockwood primarily provides workers’ compensation insurance for coal mines, other mining businesses and small commercial accounts. In addition, Rockwood may provide supporting general liability, pollution liability, umbrella liability, inland marine, commercial automobile and surety coverage for its coal mine accounts. The supporting lines of business represent less than 10% of Rockwood’s gross written premiums.

Risk Management. Workers’ compensation is the primary line of insurance underwritten by Argonaut Insurance Company and its pooled subsidiaries. Argonaut Insurance Company and its pooled subsidiaries also underwrite complementary lines of commercial insurance for a small number of their clients, primarily consisting of general liability and commercial automobile, but generally target companies whose workers’ compensation needs will result in significant annual premiums (generally between $250,000 and $5,000,000). Argonaut Insurance Company, domiciled in California, is licensed in 50 states and the District of Columbia.

In March 2003, Argonaut Insurance Company began to restructure its operations to concentrate on casualty risk management solutions for upper-middle market accounts. With the elimination of non-strategic products, Argonaut Insurance Company has reduced its workforce by 67 employees as of September 30, 2003, and anticipates the reduction of an additional two employees in 2004. Severance costs of $0.9 million and outplacement and relocation costs of $0.3 million have been recognized as of September 30, 2003. Additionally, we closed three offices at a total cost of $0.3 million. Any additional costs associated with the restructuring will be recorded as incurred.

Public Entity. Trident functions as a managing general underwriter, dedicated to servicing the insurance needs of preferred small to medium-sized governmental entities throughout the United States. Trident offers comprehensive insurance packages, including property, inland marine, crime, general liability, public officials’ liability, law enforcement liability, automobile liability, automobile physical damage and excess liability coverages. Trident currently underwrites its products through Argonaut Great Central and Argonaut Insurance Company.

Argonaut Group was incorporated in Delaware in 1986 and our executive offices are located at 10101 Reunion Place, Suite 500, San Antonio, Texas 78216. Our telephone number is (210) 321-8400.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this prospectus and as described above in the description of our business, you should consider carefully the following risk factors before making an investment in our securities. Our business faces significant risks. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could materially suffer. In that case, our ability to pay dividends on our securities and the market value of our securities may be adversely affected and you may lose part or all or your investment.

Our results may fluctuate based on many factors, including cyclical changes in the insurance and reinsurance industry.

The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by:

•	rising levels of actual costs that are not known by companies at the time they price their products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes;

•	changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of losses; and

•	volatility associated with the workers’ compensation and reinsurance business, which may impact our operating results. Claims paid under the workers’ compensation and reinsurance business are developed and paid out over many years, subjecting such business to greater interest rate fluctuations over time, adverse legislative and judicial pronouncements that alter the payment requirements and the uncertainty of reserve estimates as the claims develop over time.

The property and casualty insurance industry historically is cyclical. The demand for property and casualty insurance can vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry and especially the reinsurance business also have been very competitive. Prior to 2000, insurance companies kept insurance premiums relatively low, offsetting lower margins on insurance underwriting with investment returns. Due to lower investment returns beginning in 2000, poor underwriting results on business written in prior years and losses due to acts of terrorism, the insurance industry in general increased prices in the latter half of 2001 and throughout 2002 and, to a lesser extent in certain lines of business, in 2003.

These fluctuations in demand and competition and the impact on us of other factors identified above could have a material adverse effect on our business, results of operations and/or financial condition.

Legislation and regulatory changes and increased competition could also adversely impact our results.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments could include:

•	an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance and reinsurance business as a result of better pricing and/or terms;

•	the enactment of the Gramm-Leach-Bliley Act of 1999 (which permits financial services companies, such as banks and brokerage firms, to engage in certain insurance activities), which could result in increased competition from financial services companies;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage; and

•	changing practices caused by the Internet, which have led to greater competition in the insurance business.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance and reinsurance available. The significant amount of capital in the property and casualty marketplace has, until recently, resulted in the supply of insurance and reinsurance outpacing demand.

The property-casualty insurance industry is characterized by a large number of competing companies and modest market shares by industry participants. According to A.M. Best Company, a leading insurance industry rating and analysis firm, as of December 31, 2001, there were approximately 2,500 property-casualty insurance companies operating in the United States. Our principal insurance subsidiaries ranked among the 250 largest property and casualty insurance company organizations in the United States, measured by net premiums written (113th) and policyholder’ surplus (123rd). With respect to admitted assets, our insurance subsidiaries ranked 88th relative to industry peers.

Our principal competitors cannot be easily classified. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large national firms or smaller regional companies. For our workers’ compensation lines, additional competition comes from state workers’ compensation funds.

Property and casualty insurance is a highly competitive business, particularly with respect to excess and surplus lines, commercial lines and workers’ compensation insurance. Over the past several years, competition has become more intense, due to the efforts of many insurance companies to obtain, maintain and expand market share by offering relatively low premium rates. Competition has grown from established companies and the entry of new competitors into the industry. These factors have resulted in low revenue growth, deterioration in operating profits and, until recently, falling prices for the property and casualty industry.

As an insurance holding company, we are subject to regulation by certain states. All states have enacted legislation which regulates insurance holding companies such as Argonaut Group. This legislation generally provides that each insurance company owned by the holding company is required to register with the department of insurance of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group. Such regulation generally provides that transactions between companies within the holding company system must be fair and equitable. Transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior notice to, or prior approval by, state regulatory authorities.

If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected.

Like all insurers, we establish reserves representing estimates of future amounts needed to pay claims with respect to insured events that have occurred, including events that have not been reported to us. Liabilities for unpaid losses and loss adjustment expenses include the accumulation of individual case estimates for claims reported as well as estimates of incurred but not reported claims and estimates of claim settlement expenses. Estimates are based upon past claim experience modified for current trends as well as prevailing economic, legal and social conditions, plus assumptions considered reasonable where facts are not known. While we believe that amounts included in the consolidated financial statements are adequate, there can be no assurance that future changes in loss development, favorable or unfavorable, will not occur. The estimates are periodically reviewed and any changes are reflected in current operations.

Our objective is to set reserves that are adequate; that is, the amounts originally recorded as reserves should at least equal the ultimate cost to investigate and settle claims. However, the process of establishing adequate reserves is inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental and other emerging “long-tailed” exposures (those exposures for which claims take a long time to develop or for which the amount of claims payments are not known for a long period of time) now confronting property and casualty insurers. We regularly monitor and evaluate loss and loss adjustment expense reserve development to verify reserve adequacy. Any adjustment to reserves is reflected in net income for the accounting period in which the adjustment is made.

We have received asbestos and environmental liability claims arising out of general liability coverage primarily written in the 1970’s and into the mid-1980’s. We have established a specialized claims unit that investigates and adjusts all asbestos and environmental claims. Beginning in 1986, nearly all standard liability policies contained an express exclusion for asbestos and environmental related claims. In the third quarter of 2002, we increased our reserve for losses and loss adjustment expenses by approximately $7.0 million for certain policies issued in one office subsequent to 1986 that did not contain this exclusion. Currently, we are not aware of any additional policies issued after 1986 without this exclusion. In addition to the previously described general uncertainties encountered in estimating reserves, there are significant additional uncertainties in estimating the amount of our potential losses from asbestos and environmental claims. Among the uncertainties impacting the estimation of such losses are:

•	potentially long waiting periods between exposure and emergence of any bodily injury or property damage;

•	difficulty in identifying sources of asbestos or environmental contamination;

•	difficulty in properly allocating responsibility and/or liability for asbestos or environmental damage;

•	changes in underlying laws and judicial interpretation of those laws;

•	potential for an asbestos or environmental claim to involve many insurance providers over many policy periods;

•	long reporting delays from insureds to insurance companies;

•	historical data concerning asbestos and environmental losses, which is more limited than historical information on other types of claims;

•	questions concerning interpretation and application of insurance coverage; and

•	uncertainty regarding the number and identity of insureds with potential asbestos or environmental exposure.

We believe that these factors continue to render traditional actuarial methods less effective at estimating reserves for asbestos and environmental losses than reserves on other types of losses. We currently underwrite environmental and pollution coverages on a limited number of policies and underground storage tanks. We establish reserves to the extent that, in our judgment, the facts and prevailing law reflect an exposure for us not dissimilar to those results the industry has experienced with regard to asbestos and environmental related claims.

We conducted a study of our asbestos and environmental reserves in the fourth quarter of 2002, and as a result strengthened our asbestos reserves by $52.8 million. The decision to strengthen asbestos reserves was the result of an evaluation and review of exposure to asbestos claims, particularly in light of recent industry and litigation trends, actual claims experience, and actuarial analysis by our consulting and internal actuaries. We will continue to monitor industry trends and our own experience in order to determine the adequacy of our environmental and asbestos reserves. Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves and could have a material adverse effect on our business, results of operations and/or financial condition.

In the third quarter of 2003, we completed an analysis of the recoverability of losses and loss adjustment expense reserves related to asbestos and environmental claims for our run-off lines. This analysis resulted in a decrease to ceded loss and loss adjustment expense reserves, and a corresponding increase to net loss and loss adjustment expense reserves and a related expense of $10.2 million. The analysis and reserve changes are for policies primarily written from 1970 to the mid-1980s, at which point we generally began excluding asbestos coverage from our insurance contracts.

We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.

We are subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather, fires and by man-made events, such as the terrorist attack on the World Trade Center. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes until such events take place. Therefore, although we actively manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance and may have a material adverse effect on our business, results of operations and/or financial condition.

We are currently attempting to exclude coverage for losses due to terrorist activity in our insurance policies where our underwriters determined that there was a significant risk of loss from terrorist activities and where permitted by state insurance departments. These policies include high profile locations, public entities and risks located in close proximity to potential terrorist targets. For a significant portion of the commercial insurance business offered by our insurance subsidiaries, excluding our workers’ compensation business, state insurance departments must approve the terms of our insurance forms and new exclusions included in those forms. As of November 26, 2002, all states except for California, Georgia, Florida and New York, had approved terrorism exclusions for policies on commercial insurance business, other than workers’ compensation insurance.

On November 26, 2002, President Bush signed into law the Terrorism Risk Insurance Act of 2002. This federal act provides for the federal government to pay 90% of losses due to terrorist attacks (as defined in the federal act) after insurers reach a specified retention based on prior year’s earned premium. The federal act requires insurers to offer coverage for terrorism (as defined in the federal act) to its commercial policyholders, requires insurers to specifically notify the insured of the premium for such coverage and allows the insured (except workers’ compensation policyholders) to elect to exclude the coverage from the policy.

Terrorism exclusions are not permitted for workers’ compensation policies under the new federal act or under the laws of any state or jurisdiction in which we operate. When underwriting existing and new workers’ compensation business, we are considering the added potential risk of loss due to terrorist activity, and this may lead us to decline to write or to renew certain business.

The federal act requires significant retention of terrorism losses by insurers based upon a percentage of earned premium for the prior year on a sliding scale from 7% for 2003, 10% for 2004, and 15% for 2005. Insurers also pay 10% of losses over these retentions up to a maximum industry total of $100,000,000,000. The federal act also does not apply to acts of domestic terrorism or acts that might otherwise be considered acts of terrorism that are not certified by the Secretary of the Treasury to be acts of terrorism under the federal act. We continue to attempt to exclude acts of terrorism not covered under the federal act, subject to state approvals.

However, even when terrorism exclusions are permitted, because our clients may object to a terrorism exclusion in connection with business that we may still desire to write without an exclusion, some or many of our insurance policies may not include a terrorism exclusion. Given the retention limits imposed under the federal act and that some or many of our policies may not include an exclusion for terrorism, future terrorist attacks may result in losses that have a material adverse effect on our business, results of operations and/or financial condition.

We face a risk of non-collectibility of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition.

We follow the customary insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance subsidiaries. During 2002, we had over $622 million of gross written premiums of which we ceded, or transferred to reinsurers, approximately $138 million, or 22% of gross written premiums, for reinsurance protection. This reinsurance is maintained to protect our insurance subsidiaries against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay policyholders for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of September 30, 2003, we had approximately $483.0 million of reinsurance receivables from reinsurers for losses that they are or will likely be obligated to reimburse us for under our reinsurance contracts, net of a reserve for doubtful accounts of $20.9 million. The collectibility of reinsurance is largely a function of the solvency of reinsurers. We perform annual credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. To the extent possible, we also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition.

Certain of our reinsurance carriers have experienced deteriorating financial conditions or have been downgraded by rating agencies. Amounts due from such reinsurers on paid loss recoverables and case reserves totaled $22.1 million as of September 30, 2003. Amounts due from such reinsurers on incurred but not reported claims totaled $23.1 million as of September 30, 2003. Through the date of this prospectus, the reinsurers have not defaulted on their obligations to pay claims due to us. The aforementioned reinsurance balances recoverable are primarily due from insurance subsidiaries of Trenwick Group Ltd., which announced in August 2003 its intent to restructure its operations under the U.S. Bankruptcy Code. The balances are due from regulated insurance subsidiaries, which have not filed for bankruptcy protection, not the parent corporation Trenwick Group Ltd.

At present, we carry a reserve of $20.9 million as an estimate of the amount of uncollectable reinsurance. We will continue to monitor the collectibility of reinsurance balances recoverable and adjust this reserve as appropriate. It is possible that future financial deterioration of reinsurers could result in the uncollectibility of additional balances and therefore impact our financial results.

In the third quarter of 2003, we completed an analysis of the recoverability of losses and loss adjustment expense reserves related to asbestos and environmental claims for our run-off lines. This analysis resulted in a decrease to ceded loss and loss adjustment expense reserves, and a corresponding increase to net loss and loss adjustment expense reserves and a related expense of $10.2 million. The analysis and reserve changes are for policies primarily written from 1970 to the mid-1980s, at which point we generally began excluding asbestos coverage from our insurance contracts. During the third quarter of 2002, we identified claims associated with certain general liability policies issued through one office subsequent to 1986 which did not exclude absolute asbestos coverage.

During 2003, we revised our analysis that projects anticipated future ceded reinsurance recoveries relative to our existing claims and incurred but not reported claims. The analysis relied on identification of reinsurance contracts that we purchased at the time the policies were in force. These reinsurance contracts provide coverage for specific policy contracts for which we have claims exposure. Previously, we utilized historical relationships of ceded losses to gross losses to estimate expected future ceded losses. The current approach incorporates more of the specific characteristics of the existing and expected claims, and related policies and reinsurance contracts, and, accordingly, we believe it provides a more refined and better estimate of expected future ceded loss recoveries.

We face a risk of non-availability of reinsurance, which could materially and adversely affect our ability to write business and our results of operations and financial condition.

Market conditions beyond our control, such as the amount of surplus in the reinsurance market and natural and man-made catastrophes like terrorism, determine the availability and cost of the reinsurance protection we purchase. We cannot be assured that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as are currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we may need to consider an increase in our net exposures or a reduction in our premium writings. Due to terrorism exposure, our reinsurers have generally included terrorism exclusions or limits in their reinsurance agreements. Although this has not materially affected our business written or our results of operations, future terrorist attacks leading to claims under policies that we have written without terrorism exclusions may have a material adverse effect on our results of operations and financial condition.

Because insurance ratings are important to our policyholders, downgrades in our insurance ratings may adversely affect our business.

Rating agencies rate insurance companies based on financial strength and the ability to pay claims, factors more relevant to policyholders than investors. We believe that the ratings assigned by nationally recognized, independent rating agencies, particularly A.M. Best, are material to our operations. A. M. Best and Standard & Poor’s currently rate our principal insurance subsidiaries. Ratings are not recommendations to buy our securities.

The rating scales of A.M. Best and S&P, are as follows:

•	A.M. Best—A++ to F (“Superior” to “In Liquidation”)

•	S&P—AAA to R (“Extremely Strong” to “Regulatory Supervision”)

Our insurance subsidiaries are rated by A.M. Best. A.M. Best is generally considered to be the leading insurance rating agency, and its ratings are used by insurance buyers, agents and brokers, and other insurance companies as an indicator of financial strength and security, and are not intended to reflect the quality of the rated company for investment purposes. The A.M. Best ratings of our insurance subsidiaries are as follows: Argonaut Insurance Company is rated as an “A” (Excellent) (3rd highest rating out of 16 rating classifications) with a negative outlook; Colony and Rockwood are rated as an “A” (Excellent) with a stable outlook; and Argonaut Great Central is rated as an “A- (Excellent)” (4th highest rating out of 16 rating classifications) with a stable outlook. A.M. Best reviews its ratings on a periodic basis, and ratings of our insurance subsidiaries are therefore subject to change.

S&P provides counterparty credit and financial strength ratings and has assigned Argonaut Insurance Company, Argonaut Midwest Insurance Company, Argonaut Northwest Insurance Company, Argonaut Southwest Insurance Company, Argonaut Great Central, Georgia Insurance Company, Colony Insurance Company, Colony Specialty Insurance Company and Colony National Insurance Company a “BBB+” rating (“Strong”) (8th highest rating out of 21 rating classifications), with negative implications.

Rockwood is rated “BBpi” (“adequate based on public information”) (12th highest rating out of 21 rating classifications). The negative implications mean that a rating may be lowered.

A significant downgrade in these ratings could affect our competitive position in the insurance industry, make it more difficult for us to market our products and result in a material loss of business as policyholders move to other companies with higher claims-paying and financial strength ratings. These ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that our primary insurance subsidiaries can maintain these ratings. Each rating should be evaluated independently of any other rating.

Because we are heavily regulated by the states in which we do business, we may be limited in the way in which we operate.

The insurance industry is highly regulated and supervised. Our insurance subsidiaries are subject to the supervision and regulation of the states in which they are domiciled. Such supervision and regulation is designed to protect our policyholders rather than our stockholders. Such supervision and regulation includes matters relating to authorized lines of business, underwriting standards, financial condition standards, licensing of insurers, investment standards, premium levels, policy provisions, the filing of annual and other financial reports prepared on the basis of statutory accounting principles, the filing and form of actuarial reports, the declaration and payment of dividends, and a variety of other financial and non-financial matters.

Our insurance subsidiaries are subject to the risk-based capital, or RBC, provisions under the Insurers Model Act. RBC is designed to measure the adequacy of capital for an insurance company based on the inherent specific risks of the insurer. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company’s actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention.

RBC is calculated on an annual basis, in conjunction with statutory filings with the departments of insurance in which an insurance company transacts business. The RBC calculation yields a ratio of the total adjusted statutory capital of an insurance company to the minimum level of statutory capital fixed by statute as the authorized control level. The RBC calculation takes into account: (1) asset risk, (2) credit risk, (3) underwriting risk, and (4) all other relevant risks. Both increased growth in premiums and reduction in the amount of an insurance company’s statutory surplus can negatively affect RBC ratios. Additionally, fluctuations in the equity markets may result in a decline in the unrealized gains in the equity portfolios of the insurance subsidiaries, thereby reducing statutory surplus.

The Risk Based Capital for Insurers Model Act provides four levels of regulatory activity if the RBC ratio yielded by the calculation falls below specified minimums. At each of four successively lower RBC ratios specified by statute, increasing regulatory remedies become available, some of which are mandatory. The four levels are: (1) company action level event, (2) regulatory action level event, (3) authorized control level event, and (4) mandatory control level event. At December 31, 2002, Argonaut Insurance Company’s RBC was within the company action level event. However, Argonaut Insurance Company requested from the California Department of Insurance permission to report a parcel of its real estate at its agreed upon sales price prior to actual sale. The California Department of Insurance granted Argonaut Insurance Company the permitted practice. Without the permitted practice, Argonaut Insurance Company’s RBC would have been within the regulatory action level event, which would have required our corrective action plan to be approved by the California Department of Insurance. During the first quarter of 2003, this parcel of real estate was sold in accordance with the permitted practice granted by the California Department of Insurance.

Pursuant to the requirements under the company action level, Argonaut Insurance Company submitted to the California Department of Insurance a comprehensive plan of action on April 8, 2003. The plan included an analysis of the conditions that contributed to Argonaut Insurance Company’s RBC condition; proposals to increase the RBC ratio; projections of Argonaut Insurance Company’s RBC ratio; and key assumptions underlying the proposals.

Our actual results for 2003 have differed from the plan submitted to the California Department of Insurance. Therefore, Argonaut Insurance Company’s RBC could fall within the company action level as of December 31, 2003, and therefore subject Argonaut Insurance Company to increasing levels of regulatory actions. Additionally, a decline of the statutory surplus may limit the growth opportunities of the insurance companies and may result in the downgrading of the insurance subsidiaries by the national rating agencies, potentially negatively impacting our ability to write new business and retain existing insureds.

During the nine months ended September 30, 2003, we contributed $53.4 million in capital to Argonaut Insurance Company. The capital contributed to Argonaut Insurance Company during the nine months ended September 30, 2003, if contributed prior to December 31, 2002, would have increased its RBC over the company action level. It is our expectation that, absent a material change to our financial results, Argonaut Insurance Company’s RBC ratio will be above the company action level at December 31, 2003.

Our insurance subsidiaries are members of the statutorily created insolvency guarantee associations in all states where they are authorized to transact business. These associations were formed for the purpose of paying claims of insolvent companies. We are assessed our pro rata share of such claims based upon our premium writings, subject to a maximum annual assessment per line of insurance. Such costs can generally be recovered through surcharges on future premiums. We do not believe that assessments on current insolvencies will have a material effect on our financial condition or results of operations.

Because our investment portfolio is made up of fixed-income securities and equities, the fair value of our investment portfolio and our investment income could suffer as a result of fluctuations in interest rates and market conditions.

Our primary exposure to interest rate risk relates to our fixed maturity investments, including redeemable preferred stock. Changes in market interest rates directly impact the market value of the fixed maturity securities and redeemable preferred stocks. Increases in interest rates reduce the market value of our fixed income securities. In addition, some fixed income securities have call or prepayment options. This subjects us to reinvestment risk, generally with decreases in interest rates, as issuers may call their securities and we may not be able to reinvest the proceeds at the same or a higher interest rate.

Our portfolio of investments includes common stocks representing U.S. firms in industries and market segments ranging from small market capitalization stocks to the Standard and Poor’s 500 stocks. Equity price risk is managed primarily through monitoring of funds committed to the various types of securities owned and by limiting the exposure in any one investment or type of investment. However, this portfolio is subject to market increases and declines in both the overall market and in individual stocks.

Litigation and legal proceedings against our insurance subsidiaries could have an adverse effect on our business, results of operations and/or financial condition.

Our insurance subsidiaries have been sued in a number of class action lawsuits and other major litigation as a result of their insurance operations. Our insurance companies have responded to the lawsuits and believe that there are meritorious defenses and intend to vigorously contest these claims. The plaintiffs in certain of these lawsuits have not quantified the amounts they ultimately will seek to recover. In addition, in the case of class actions, it is uncertain whether a class will be certified, the number of persons included in any class, and the amount of damages that are ultimately sought by the class members. As a result, we are unable, with any degree of certainty, to determine a range of any potential loss, or whether such an outcome is probable or remote. However, adverse judgments in one or more of such lawsuits could have a material adverse effect on our financial results.

Our status as an insurance holding company could adversely affect our ability to meet our obligations and pay dividends. In addition, we have agreed not to pay dividends on our common stock until April 2005.

We are a holding company that transacts all of our insurance business directly and indirectly through our insurance subsidiaries. Our primary assets are the stock of our operating insurance subsidiaries. Our ability to meet our obligations and to pay dividends and our general and administrative expenses, including interest on any debt securities that we issue, depends on the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. The ability of our insurance subsidiaries to pay dividends to us is subject to certain restrictions imposed under California insurance law, which is the state of domicile for Argonaut Insurance Company, our immediate insurance subsidiary which owns all our other insurance subsidiaries. These include restrictions related to the statutory capital of our insurance subsidiaries as described above in the risk factor with the heading, “—Because we are heavily regulated by the states in which we do business, we may be limited in the way in which we operate.” Under California Insurance regulations, Argonaut Insurance Company may pay dividends to us in 2003 of up to $25.8 million. Based on Argonaut Insurance Company’s risk-based capital ratio at December 31, 2002, the California Department of Insurance may require us to seek its approval prior to paying any dividends. In addition, through December 31, 2003, Colony may not pay dividends to Argonaut Insurance Company without the approval of the Virginia Department of Insurance. As a result, we may not be able to receive dividends from our subsidiaries at times and in amounts necessary to meet debt obligations or to pay dividends on our stock.

In connection with the issuance of our Series A Preferred Stock, we agreed not to pay dividends on our common stock until April 2005. Also, the payment of dividends by us in the future is within the discretion of our board of directors and will depend on numerous factors, including our cash flow, our financial condition, our capital requirements and other factors that our board of directors considers relevant.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen, LLP independent accountants. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corporation. On September 15, 2002, a federal judge upheld this conviction, and on October 15, 2002, a federal judge sentenced Arthur Andersen to five years probation and a $500,000 fine. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Arthur Andersen has not consented to the incorporation by reference of their report and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the incorporation by reference of their report, it may become more difficult for you to seek remedies against Arthur Andersen. In particular, and without limitation, you may not be able to recover from Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. In addition, relief in connection with claims which may be available to stockholders under the federal securities laws against auditing firms may not be available against Arthur Andersen as a practical matter due to the diminished amount of assets of Arthur Andersen that are or may in the future be available for claims.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf registration” process. Under this shelf registration process, the selling stockholders listed in this prospectus and any supplement to this prospectus may, from time to time, sell the securities described in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars.

FORWARD-LOOKING STATEMENTS

Except for historical information contained or incorporated by reference in this prospectus or any prospectus supplement, statements made in this prospectus or incorporated by reference in this prospectus or any prospectus supplement are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. Words such as “believes,” “expects,” “may,” “potential,” “continued,” “plans,” “estimates,” “anticipates,” or similar words are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on currently available financial, competitive and economic data and our current operating plans based on assumptions regarding future events. Our actual results could differ materially from those expected by our management. Our forward-looking statements are subject to various risks and uncertainties that could cause actual results to vary materially. These risks and uncertainties, some of which are described with the forward-looking statements, include, but are not limited to:

•	non-receipt of the expected payments,

•	changes in interest rates,

•	effect of the performance of financial markets on investment income and fair values of investments,

•	development of claims and the effect on loss reserves,

•	accuracy in projecting loss reserves,

•	the impact of competition and pricing environments,

•	changes in the demand for our products,

•	the effect of general economic conditions,

•	adverse state and federal legislation and regulations,

•	developments relating to existing agreements,

•	heightened competition,

•	changes in pricing environments, and

•	changes in asset valuations.

We describe these risks and uncertainties in greater detail under the caption “Risk Factors” above and in our recent Forms 8-K, 10-Q and 10-K filed with the SEC. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

You should not place undue reliance on any such forward-looking statements. We disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or any prospectus supplement to reflect the occurrence of unanticipated events.

REGISTRATION RIGHTS

We are a party to a registration rights agreement with the selling stockholders dated as of March 31, 2003. Once the SEC declares that the registration statement (of which this prospectus is a part) is effective, we are required under the registration rights agreement to use our reasonable best efforts to keep the registration statement continuously effective until the date on which all of the Series A Preferred Stock and shares of common stock, including those issuable to the selling stockholders upon conversion of the Series A Preferred Stock, (1) have been sold pursuant to the registration statement, (2) have been sold under Rule 144 under the Securities Act or (3) cease to be outstanding.

Under the registration rights agreement, the selling stockholders may propose to sell the shares in an underwritten public offering and select underwriters for such an offering, subject to our approval, which cannot be unreasonably withheld, conditioned or delayed. If the selling stockholders so elect, we will cooperate with the selling stockholders in any selling efforts relating to the underwritten public offering, subject to certain conditions specified in the registration rights agreement.

The registration rights agreement requires that we pay all registration expenses relating to the Series A Preferred Stock and common stock covered by the registration statement (other than underwriting discounts and commissions). We also have agreed to indemnify each selling stockholder and its officers, directors, partners, members, agents and affiliates and any person who controls such selling stockholder against certain losses, claims, damages and liabilities arising under the securities laws or otherwise. In addition, each selling stockholder has agreed to indemnify us and our directors, officers and agents and any person who controls us against any losses, claims, damages and liabilities arising under the securities laws with respect to written information furnished to us by such selling stockholder. Each selling stockholder’s indemnification obligation is limited to the net amount of proceeds received by such selling stockholder from the sale of Series A Preferred Stock or common stock pursuant to the registration statement.

SELLING STOCKHOLDERS

The table below sets forth certain information concerning the selling stockholders, including the number of shares of Series A Preferred Stock and common stock beneficially owned by each selling stockholder. Because the selling stockholders may sell all or some of their shares, no estimate can be made of the number owned, beneficially or otherwise, by each selling stockholder upon completion of the offering of the shares described in this prospectus. There is no assurance that the selling stockholders will sell any of the shares. If any are sold, each selling stockholder will receive all of the net proceeds from the sale of its respective shares.

Name of Selling Stockholder	Number of Shares of Series A Preferred Stock Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby
Houston Casualty Company(1)	1,166,667	1,166,667
U.S. Specialty Insurance Company(1)	416,667	416,667
HCC Life Insurance Company(1)	286,643	286,643
Avemco Insurance Company(1)	583,333	583,333
Century Capital Partners III, L.P.(2)	500,000	500,000
HCC Strategic Investments, LLC(3)	—	596,474

(1)	Each of these entities is a direct or indirect wholly-owned subsidiary of HCC Insurance Holdings, Inc. and purchased its Series A Preferred Stock in a private transaction in March 2003. These shares may be deemed to be beneficially owned by HCC Insurance Holdings, Inc.

(2)	Century Capital purchased its Series A Preferred Stock in a private transaction in April 2003.

(3)	This entity is an indirect wholly-owned subsidiary of HCC Insurance Holdings, Inc. and purchased its shares of common stock in private transactions in November and December 2003. These shares may be deemed to be beneficially owned by HCC Insurance Holdings, Inc.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of any of the Series A Preferred Stock or the common stock. The selling stockholders will receive all proceeds from the sale of the Series A Preferred Stock and the common stock.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

Our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends are set forth below for each of the periods indicated. For purposes of determining this ratio, earnings represent pre-tax income (loss), which consists of income (loss) before income taxes plus fixed charges. Fixed charges include interest expense and the interest portion of rent expense.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	17.3:1	14.8:1	(1)	2.1:1	(1)	(1)	63.3:1
Ratio of earnings to combined fixed charges and preferred stock dividends	14.1:1	14.8:1	(1)	2.3:1	(1)	(1)	63.3:1

(1)	Earnings were inadequate to cover fixed costs by $18.5 million in 2002, $126.9 million in 2000 and $24.0 million in 1999.

DESCRIPTION OF OUR CAPITAL STOCK

Pursuant to our certificate of incorporation, as amended, our authorized capital stock is 35,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $0.10 per share.

Common Stock

The common stock is our only class of common stock. Subject to any preferential rights of the Series A Preferred Stock and any other preferred stock created by our board of directors, each outstanding share of our common stock is entitled to such dividends as our board of directors may declare from time to time out of funds that we can legally use to pay dividends.

Each holder of our common stock is entitled to one vote for each share of common stock and does not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of preferred stock, including the holders of the Series A Preferred Stock. Holders of our common stock are not entitled to preemptive rights. When we issue and receive payment for shares of common stock, the shares will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds.

As of December 3, 2003, we had 27,575,056 outstanding shares of common stock. There were approximately 3,916,430 shares of common stock reserved for issuance under various employee compensation plans as of December 3, 2003. In addition, 2,953,310 shares of common stock are reserved for issuance upon the conversion of our outstanding shares of Series A Preferred Stock.

The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

Our common stock is listed on the Nasdaq Stock Market’s National Market under the symbol “AGII.” The shares of common stock currently issued and outstanding are fully paid and nonassessable.

Our Authorized Preferred Stock

Our board of directors is empowered, without approval of our stockholders, to cause additional shares of preferred stock to be issued in one or more series, with the numbers of shares of each series and the powers, preferences and rights, and qualifications, limitations or restrictions of the series to be determined by it. We currently have outstanding 2,953,310 shares of Series A Preferred Stock, the material terms of which are described below under “Description of Our Series A Mandatory Convertible Preferred Stock.”

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS

The following is a summary of the material provisions of our amended certificate of incorporation and our amended and restated bylaws. Because this summary is necessarily brief and cannot contain all of the provisions and conditions contained in our amended certificate of incorporation and in our amended and restated bylaws, you should refer to those documents for complete information regarding the provisions of our amended certificate of incorporation and our amended and restated bylaws, including the definitions of some of the terms used below. Copies of our amended certificate of incorporation and our amended and restated bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following summary is qualified in its entirety by such reference.

Provisions of our amended certificate of incorporation and our amended and restated bylaws may delay or make more expensive or difficult unsolicited acquisitions or changes of our control. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our board of directors or current management without their agreement. We believe that these provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not thought by our board of directors to be in our best interests and the best interests of our stockholders.

These provisions include provisions in our amended and restated bylaws restricting who can call a special meeting of stockholders, the ability of the directors remaining in office to fill any vacancies of our board of directors, provisions relating to the advance notice of stockholder proposals and the issuance of preferred stock upon terms established by our board of directors (see above discussion of such preferred stock). See “–Restrictions on Ownership Under Insurance Laws” below for other provisions applicable to us that may discourage takeovers.

Call of a Special Meeting

Our amended and restated bylaws provide that special meetings of the stockholders can only be called by our board of directors and that business transacted at such meetings is limited to the purposes stated in the meeting. Therefore, other than our annual meeting of stockholders, there is no provision for the stockholders to call a meeting to remove directors, absent action by the directors. However, action can be taken by written consent of the stockholders if such consent is executed by holders of the stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Any director or the entire board can be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Filling of Vacancies

Our amended and restated bylaws provide for vacancies and any newly created directorships resulting from any increase in the authorized number of directors (except for an increase caused by our failure to pay dividends on the Series A Preferred Stock) to be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at any annual or special meeting held in accordance with the bylaws.

Therefore the board could retain control by filling vacancies and the newly created directorships with its own nominees.

Advance Notice for Raising Business or Making Nominations at Meetings

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to be elected.

Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given to the secretary of Argonaut Group timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Only persons who are nominated by, or at the direction of, the board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected will be eligible for election as directors. The person presiding at the meeting will have the authority to make determinations of whether a stockholder’s notice complies with the procedures in our amended and restated bylaws.

To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting is required to be received by the secretary of Argonaut Group not less than 60 but no more than 90 days prior to the meeting, unless the first public notice of such meeting is less than 70 days prior to the meeting date, in which case the notice shall be provided not more than 10 days after the date is first announced.

The notice of any nomination for election as a director is required to set forth the information regarding such person required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K adopted by the SEC.

Restrictions on Ownership Under Insurance Laws

Although our amended certificate of incorporation and our amended and restated bylaws do not contain any provision restricting ownership, the application of various state insurance laws will be a significant deterrent to any person interested in acquiring control. The insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled, as well as state corporation laws, govern any acquisition of control of our insurance subsidiaries or of us. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common stock, unless the applicable insurance regulatory authorities determine otherwise.

DESCRIPTION OF OUR SERIES A MANDATORY

CONVERTIBLE PREFERRED STOCK

The following description is a summary of the material terms and provisions of the Series A Preferred Stock. This description is not complete and you should refer to the Certificate of Designations, Rights and Preferences of the Series A Preferred Stock, which is filed as part of Exhibit 4.1 to the registration statement of which this prospectus forms a part, for more information.

Dividends

The Series A Preferred Stock ranks prior to any of our other equity securities with respect to dividends. The holders of Series A Preferred Stock are entitled to receive dividends, when, as and if declared by our board of directors. The rate of dividends per share is expressed as a percentage of the liquidation preference and is equal to the dividend rate (defined below). These dividends accrue and are cumulative from the date of issuance of the Series A Preferred Stock, whether or not declared, and are payable when, as and if declared by our board of directors in cash on July 1, October 1, January 1, and April 1 in each year. If any such date is not a business day, however, then the dividends shall be payable on the following business day. We refer to these dates as “dividend payment dates.” Dividends on the Series A Preferred Stock accrue and accumulate whether or not there are profits, surplus or other funds of Argonaut Group legally available for the payment of dividends. No interest or other sum of money is payable in respect of any dividend payment or payments on the Series A Preferred Stock which are in arrears.

Dividends accrue quarterly and are calculated on the basis of the time elapsed from and including the date of issuance of the Series A Preferred Stock or the day after the most recent date on which we paid dividends to and including the dividend payment date or on any final distribution date relating to dissolution, liquidation or winding up of Argonaut Group. Dividends payable on the Series A Preferred Stock for any period of less than a full calendar year will be prorated for the partial year on the basis of a 360-day year of twelve 30-day months.

Dividends payable on each dividend payment date are paid to record holders of the Series A Preferred Stock as they appear on our books at the close of business on the tenth business day before the dividend payment date or on such other record date as may be fixed by our board of directors in advance of a dividend payment date. No such record date, however, shall be less than 10 nor more than 60 calendar days before the dividend payment date. Dividends in arrears may be declared and paid at any time to holders of record on a date not more than 60 days before the payment date as may be fixed by our board of directors. Dividends paid on Series A Preferred Stock in an amount less than the total amount of such dividends at the time payable will be allocated pro rata on a share by share basis among all shares of Series A Preferred Stock outstanding.

For a period of two years after issuance of the Series A Preferred Stock, we are not permitted to declare or pay, or set apart for payment any dividend or other distribution on or in respect of, any of our equity securities that rank junior to the Series A Preferred Stock, including our common stock.

In addition, we may not pay or declare any dividends or distributions on our common stock or any series of our preferred stock that ranks junior to the Series A Preferred Stock, unless the full cumulative dividends on all outstanding shares of Series A Preferred Stock then accrued and unpaid have been paid.

The dividend rate of the Series A Preferred Stock is initially 7%. This dividend rate is subject to change as follows:

•	if our financial rating is downgraded by A.M. Best Company below “A”, then the dividend rate will increase by one percentage point for each drop in level below “A” and upon a subsequent upgrade shall correspondingly decrease by one percentage point for each level up to “A” (by way of example, a downgrade from an “A” rating to an “A-” rating would be a one level downgrade);

•	if our financial rating is upgraded by A.M. Best above “A”, the dividend rate will decrease by half a percentage point for each increase in level above “A” and upon a subsequent downgrade shall correspondingly increase by a half percentage point for each level downgrade to “A”;

•	if our risk-based capital (“RBC”) calculated in accordance with our (or our insurance subsidiary’s) statutory filings on a quarterly basis, falls below 200%, then the dividend rate will increase by one percentage point for every 25 percentage points (but not less than 25 percentage point increments) below 200% and upon a subsequent increase in RBC shall correspondingly decrease by one percentage point for each 25 percentage point increment up to 200%;

•	if our RBC increases above 200%, the dividend rate will decrease by half a percentage point for each 50 percentage points increase (but not less than 50 percentage point increments) above 200% and upon a subsequent decrease in RBC shall correspondingly increase by half a percentage point for each 50 percentage point increment down to 200%.

If an event described in the first bullet point above and an event described in the third bullet point above or an event described in the second bullet point above and the fourth bullet point above occur within 60 days of each other, the calculations set forth shall not be additive and only the event resulting in the greatest change to the dividend rate shall apply.

In addition, if the payment of dividends on the Series A Preferred Stock is in arrears in an amount equal to at least four quarterly dividend payments (whether or not consecutive), the dividend rate shall immediately be increased to an annual rate of 12%. In no event, however, will the dividend rate exceed 12%. If the Dividend Rate is increased as described in this paragraph, when we pay the full cumulative dividends on all outstanding shares of the Series A Preferred Stock, the dividend rate shall be reset as of such time to the dividend rate that would have been in effect had the dividend rate not been so increased. On one (and only one) occasion, we are entitled to pay a dividend equal to the amount of the earliest quarterly dividend in arrears by issuing common stock with a fair market value equal to the amount of such quarterly dividend and, in doing so, shall be deemed to have paid any arrearage for the quarter in question. In this situation, we shall pay cash equal to the fair market value of any fractional shares.

Liquidation Preference

In the event of our liquidation, dissolution, or winding up, either voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive, before and in preference to any payment or distribution of any of our assets or surplus funds to the holders of our common stock and to the holders of any of our other equity securities ranking junior to the Series A Preferred Stock with respect to liquidation, $12.00 for each share of Series A Preferred Stock then held by them plus any accrued but unpaid dividends on such share up to and including the date of payment of such liquidation preference. If, upon the occurrence of a liquidation, dissolution, or winding up, the assets and funds legally available for distribution among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of their full liquidation preference, then all of our assets and funds legally available for distribution will be distributed ratably among the holders of the Series A Preferred Stock based upon the aggregate liquidation preference of the shares of Series A Preferred Stock held by each such holder.

Unless otherwise determined by a holder of Series A Preferred Stock then outstanding as to that holder’s shares, the following events shall be deemed to be a liquidation, dissolution, or winding up of Argonaut Group:

•	a consolidation or merger of Argonaut Group with or into one or more other corporations or other business organizations;

•	the sale, lease, or transfer of all or substantially all of our assets; and

•	any other form of corporate reorganization in which our outstanding shares are exchanged for or converted into cash, securities of another corporation or business organization, or other property.

We refer to each of these events as a “deemed liquidation event.” None of these events, however, shall be deemed to constitute a liquidation, dissolution or winding up of Argonaut Group if our stockholders of record immediately prior to such event hold greater than 50% of the voting power of the surviving or acquiring entity immediately following such event.

We shall give written notice of any liquidation, dissolution, or winding up (or any transaction which might reasonably be deemed to be a liquidation, dissolution, or winding up) to each holder of Series A Preferred Stock not less than twenty days before the date stated in the notice for the distribution and payment of the amounts owed. Each holder of Series A Preferred Stock has the right to convert all or any portion of the Series A Preferred Stock then held by such holder into common stock at any time on or prior to the date fixed in the notice for distribution and payment or the date of a merger, consolidation, or sale of assets deemed to be a liquidation, dissolution, or winding up of Argonaut Group as described above.

Voting Rights

The holders of shares of Series A Preferred Stock are entitled to vote with the holders of our common stock on all matters submitted to a vote of our stockholders except as otherwise provided in our certificate of incorporation or in the Delaware General Corporation Law. Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of full shares of our common stock into which all shares of Series A Preferred Stock held of record by such holder could then be converted at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is first executed. The selling stockholders have agreed, however, not to exercise any voting rights greater than 1.27 votes per share of Series A Preferred Stock. The holders of Series A Preferred Stock are entitled to notice of any stockholders’ meeting to the same extent as holders of shares of our common stock in accordance with our bylaws.

In addition, for so long as at least 100,000 shares of Series A Preferred Stock remain issued and outstanding, we may not take any of the following actions without the approval of holders of more than fifty percent of the outstanding Series A Preferred Stock, voting as a separate class:

•	authorize, issue, or obligate ourselves to issue, or reclassify any of our existing equity securities into, any equity securities ranking senior to, or on parity with, the Series A Preferred Stock as to dividend rights, liquidation preferences, conversion rights, voting rights or otherwise;

•	increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock; or

•	alter or change the rights, preferences or privileges of the Series A Preferred Stock.

In addition, whenever dividends payable on the Series A Preferred Stock are in arrears in an amount equal to at least two quarterly dividends (whether or not consecutive), the holders of the outstanding shares of Series A Preferred Stock will have the exclusive right, voting separately as a class, to elect two directors to our board of directors. At elections for such directors, each holder of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock held. Upon the vesting of such right with the holders of Series A Preferred Stock, our board of directors will increase the size of our board of directors by two and the two vacancies so created shall be filled by vote of the holders of the outstanding shares of Series A Preferred Stock. The right of the holders of Series A Preferred Stock, voting separately as a class, to elect members of our board of directors shall continue until all dividends accrued and unpaid on the Series A Preferred Stock have been paid or declared and funds set aside to provide for payment in full. At this time, the right of the holders of Series A Preferred Stock to elect two directors shall terminate.

One of our officers will, upon the written request of the holders of record of 10% of the Series A Preferred Stock then outstanding, addressed to our secretary, call a special meeting of the holders of the Series A Preferred Stock for the purpose of electing directors. Such meeting will be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding of annual meetings of our stockholders or, if none, at a place designated by our secretary. If the meeting shall not be called by our officers within 30 days after the personal service of such written request upon our secretary or within 30 days after mailing it within the United States, by registered mail, addressed to our secretary at our principal office, then the holders of 10% of the Series A Preferred Stock then outstanding may designate in writing one of the persons nominated to serve on our board of directors to call such meeting at our expense, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders and shall be held at the same place described above.

Any holder of Series A Preferred Stock will have access to our share transfer books as permitted under the Delaware General Corporation Law for the purpose of causing a meeting of the stockholders to be called.

Conversion

Any holder of Series A Preferred Stock may, at any time and at the option of the holder, convert all or any portion of the Series A Preferred Stock held by such holder into a number of shares of our common stock computed by multiplying the number of shares of Series A Preferred Stock to be converted by $12.00, and dividing the result by the Series A Conversion Price (as defined below) then in effect.

Each conversion of shares of Series A Preferred Stock will be deemed to have been effected as of the close of business on the date on which the certificate or certificates representing the shares of Series A Preferred Stock to be converted, together with properly executed conversion instructions or stock powers, have been surrendered for conversion at our principal office or the principal office of our transfer agent. Upon the conversion of the shares of Series A Preferred Stock, the rights of the holder with respect to the converted shares of Series A Preferred Stock shall cease and the holder shall be deemed to have become the holder of the shares of our common stock represented by such certificate or certificates.

As soon as possible after a conversion has been effected (but in any event within five business days), the transfer agent for our common stock will deliver to the converting holder:

•	a certificate or certificates representing the number of shares of our common stock issuable by reason of such conversion in such name(s) and denomination(s) as the converting holder has specified;

•	a certificate representing any shares of Series A Preferred Stock which were represented by the certificate or certificates delivered to us in connection with such conversion but which were not converted; and

•	cash in lieu of any fractional share as described below.

The issuance of certificates for shares of common stock upon conversion of Series A Preferred Stock shall be made without charge to the holders of such Series A Preferred Stock for any issuance tax in respect of such issuance or other cost incurred by us in connection with such conversion and the related issuance of shares of common stock, other than any transfer taxes resulting from the transfer of converted shares to a person other than the converting holder. Upon conversion of each share of Series A Preferred Stock, we shall take all such actions as are necessary in order to insure that the common stock issuable with respect to such conversion is validly issued, fully paid, and nonassessable.

We will not issue any fractional shares upon conversion of the Series A Preferred Stock. We will pay to the holder of such share an amount in cash based upon the average closing bid price per share for the most recent ten consecutive trading days prior to the date of conversion. If more than one share is surrendered for conversion at one time by the same holder, the number of full shares of our common stock issuable upon conversion thereof will be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered.

The initial “Series A Conversion Price” shall be $12.00 per share of Series A Preferred Stock. If we issue any Additional Stock (as defined below) without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to the issuance of such Additional Stock, then the Series A Conversion Price in effect immediately prior to each such issuance shall be adjusted to a price determined by multiplying such Series A Conversion Price by a fraction, the numerator of which is the number of shares of common stock outstanding immediately prior to such issuance plus the number of shares of common stock that the aggregate consideration received by us for such issuance would purchase at such Series A Conversion Price and the denominator of which shall be the number of shares of common stock outstanding immediately prior to such issuance plus the number of shares of such Additional Stock actually issued.

“Additional Stock” means any shares of our common stock (i) issued or (ii) deemed issued (as provided below) as a result of options or convertible securities issued by us, other than Excluded Stock. “Excluded Stock” means the following:

•	shares of our common stock issuable on conversion of any option or convertible security outstanding as of the date of which the Series A Preferred Stock was first issued;

•	shares of our common stock issuable in any transaction that our board of directors approves and determines adds substantial strategic value to our operations and pursuant to which we acquire all or substantially all of the outstanding common stock or other equity interests or any substantial portion of the assets of an unaffiliated entity;

•	shares of our common stock issued to any unaffiliated party in connection with any transaction that our board of directors approves and specifically determines (i) adds substantial strategic value to our operations and (ii) is not principally a capital raising transaction; and

•	shares of our common stock issued or to be issued pursuant to specified stock option plans.

The consideration for the issue or sale of any additional shares of common stock shall be treated as follows regardless of the accounting treatment of such consideration:

•	if the consideration consists of cash, it will be computed at the gross amount of cash received by us without deducting any expenses or other compensation paid by us;

•	if the consideration consists of property (including securities) other than cash, it will be computed at the fair market value of the property, as determined in good faith by our board of directors; and

•	if additional shares of common stock are issued or sold together with other stock or securities or other assets of ours for consideration that covers both, the portion of such consideration so received, computed as provided in the two previous bullet points, allocable to such additional shares of common stock, all as determined in good faith by our board of directors.

In the case of the issuance of options or convertible securities, the following provisions shall apply:

•	The aggregate maximum number of shares of common stock deliverable on exercise of any options shall be deemed to have been issued at the time such options were issued and for a consideration equal to the consideration if any, received by us on the issuance of such options plus the minimum exercise price provided in the options for the common stock covered thereby.

•	The aggregate maximum number of shares of common stock deliverable on conversion of, or in exchange for, any convertible securities shall be deemed to have been issued at the time the convertible securities were issued and for a consideration equal to the consideration, if any, received by us for such convertible securities, plus the minimum additional consideration, if any, to be received by us on the conversion or exchange of such convertible securities.

•	In the event of any change in the number of shares of common stock deliverable or in the consideration payable to us on exercise of options or convertible securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Series A Conversion Price, to the extent in any way affected by or computed using such options or convertible securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of common stock or any payment of such consideration on the exercise of any such options or convertible securities.

•	On the expiration or termination of any options or convertible securities, the Series A Conversion Price, to the extent in any way affected by or computed using such options or convertible securities, shall be recomputed to reflect the issuance of only the number of shares of common stock actually issued on the exercise of the options, or on the conversion or exchange of the convertible securities.

If any shares of Series A Preferred Stock are converted after the record date but before the payment date of any dividend declared by our board of directors, the holder thereof shall pay to us the amount of the dividends to which it is entitled together with its conversion instructions to effect a valid conversion.

Series A Preferred Stock converted into common stock will be retired and canceled by us and given the status of authorized and unissued preferred stock.

No adjustment in the conversion price for any series of preferred stock need be made if such adjustment would result in a change in the applicable conversion price of less than $0.01. Any adjustment of less than $0.01 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $0.01 or more in the conversion price.

We will adjust the conversion price if we subdivide our outstanding shares of common stock into a greater number of shares or combine our outstanding shares of common stock into a smaller number of shares. In addition, if at any time there shall be a capital reorganization of our common stock (other than a subdivision, combination, reclassification, or exchange of shares provided for elsewhere) or a merger or consolidation of us with or into another corporation where we are not the surviving corporation, or the sale of all or substantially all of our properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A Preferred Stock shall, after such reorganization, merger, consolidation, or sale, be entitled to receive upon conversion of the Series A Preferred Stock, the number of shares of stock or other securities or property of us or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of our common stock would have been entitled on such capital reorganization, merger, consolidation, or sale.

If we at any time or from time to time make or fix a record date for the determination of holders of common stock entitled to receive any distribution payable in our securities other than shares of common stock and other than as described elsewhere in this section, then and in each such event provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of common stock receivable thereupon, the amount of our securities that they would have received had their shares of Series A Preferred Stock been converted into shares of our common stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them, subject to all other applicable adjustments with respect to the rights of the holders of Series A Preferred Stock.

Immediately upon any adjustment of the Series A Conversion Price, we shall give written notice of such adjustment to all affected holders of shares of Series A Preferred Stock.

We shall give written notice to all holders of Series A Preferred Stock at least ten days prior to the date on which we close our books or take a record (a) with respect to any dividend or distribution upon our common stock, (b) with respect to any pro rata subscription offer to holders of our common stock, or (c) for determining rights to vote with respect to any matter referred to above.

All of the outstanding shares of Series A Preferred Stock will be converted into shares of our common stock at the then applicable Conversion Price without any further action on our part or any holder of Series A Preferred Stock on the tenth anniversary of the date of issuance of such shares.

Registration of Transfer and Reservation of Shares.

We shall keep at our principal office a register for the registration of shares of Series A Preferred Stock. Upon the surrender of any certificate representing shares of Series A Preferred

Stock, we will, at the request of the record holder of such certificate, execute and deliver (at our expense) a new certificate or certificates in exchange for such surrendered certificate representing in the aggregate the number of shares of Series A Preferred Stock represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Series A Preferred Stock as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the shares of Series A Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such shares of Series A Preferred Stock represented by the surrendered certificate.

We shall, at all times during which the Series A Preferred Stock may be converted into common stock, reserve and keep available, out of any common stock held as treasury stock or out of our authorized and unissued common stock, or both, solely for the purpose of delivery upon conversion of the Series A Preferred Stock, such number of shares of common stock as shall then be sufficient to effect the conversion of all Series A Preferred Stock from time to time outstanding, and shall take such action as may from time to time be necessary to ensure that such shares of common stock will, when issued upon conversion of Series A Preferred Stock, be fully paid and nonassessable.

PLAN OF DISTRIBUTION

The selling stockholders may offer the Series A Preferred Stock and the common stock from time to time following the effectiveness of the registration statement of which this prospectus constitutes a part. The methods by which the selling stockholders may sell Series A Preferred Stock and the common stock include:

•	a block trade in which the broker-dealer so engaged will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in the case of the offered shares of common stock, an exchange distribution in accordance with the rules of any exchange or trading system on which the common stock is admitted for trading privileges;

•	privately-negotiated transactions;

•	through put or call transactions relating to the offered shares;

•	through short-sales of the offered shares;

•	pursuant to Rule 144 or otherwise; and

•	underwritten transactions.

The Series A Preferred Stock or the common stock may be sold from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of Series A Preferred Stock or common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of the Series A Preferred Stock or common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of Series A Preferred Stock or common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

To comply with the securities laws of some jurisdictions, if applicable, the Series A Preferred Stock and common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the Series A Preferred Stock and common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

In addition, the selling stockholders may from time to time sell Series A Preferred Stock or common stock in transactions under Rule 144 promulgated under the Securities Act.

Pursuant to the Registration Rights Agreement, we will pay all registration expenses in connection with the registration of the Series A Preferred Stock and the shares of common stock. We and the selling stockholders have agreed to indemnify each other against some civil liabilities, including some liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information and documents with the SEC. You may read and copy any document we file with the SEC at:

•	the public reference room maintained by the SEC in Washington, D.C. (450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330,

•	the SEC website located at www.sec.gov. and

•	our website located at www.argonautgroup.com.

This prospectus is one part of a registration statement filed on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information concerning us and the securities, you should read the entire registration statement and the additional information described under “Documents Incorporated By Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain information in documents we file with them, which means that we can include important information in this prospectus or any supplement by referring the reader to those documents. We incorporate by reference all of the following documents:

•	our Annual Report on Form 10-K (as amended by our Form 10-K/A, filed on July 24, 2003) for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our Current Reports on Form 8-K dated March 12, 2003, July 9, 2003, October 10, 2003 and October 31, 2003; and

•	the description of our capital stock contained in the section entitled “Description of Argonaut Group Capital Stock” in our Form 10 filed with the SEC on September 4, 1986.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (1) after the initial filing of the registration statement that contains this prospectus and before its effectiveness and (2) until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

We will provide at no cost to each holder, including any beneficial owner of the offered securities, to whom this prospectus or any supplement is delivered, a copy of such reports and any or all of the information that has been incorporated by reference but not delivered with this prospectus or any supplement. Please direct your oral or written request to Byron L. LeFlore, Jr., Vice President, Secretary and General Counsel, at our principal executive offices located at:

10101 Reunion Place, Suite 500

San Antonio, Texas 78216

(210) 321-8459

LEGAL MATTERS

In connection with this prospectus, Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, has provided its opinion as to the validity of the issuance of the Series A Preferred Stock and common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Argonaut Group, Inc. appearing in Argonaut Group, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements and the related financial statement schedules as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated by reference in the registration statement of which this prospectus constitutes a part included in the Annual Report on Form 10-K/A for the year ended December 31, 2002, have been so included in reliance on the reports of Arthur Andersen LLP independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Front Royal, Inc. as of and for the four months ended December 31, 2001 included in Argonaut Group, Inc.’s consolidated financial statements as and for the year ended December 31, 2001 which are included in Argonaut Group, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our consolidated financial statements for the two years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen LLP related to any such false and misleading statements and omissions may be limited. See “Risk Factors—You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.”

PART II

Information Not Required in Prospectus

Item 14. Other Expenses Of Issuance And Distribution.

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be as follows:

Securities and Exchange Commission registration fee	$3,651

Printing expenses	5,000

Legal fees and expenses	25,000

Accounting fees and expenses	25,000

Miscellaneous	1,349

Total	$60,000

Item 15. Indemnification Of Directors And Officers.

As permitted by the provisions for indemnification of directors and officers in the Delaware General Corporation Law, which applies to us, our amended certificate of incorporation and our amended and restated bylaws provide for indemnification of directors and officers for all expenses, liabilities and loss, including without limitation attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement incurred or suffered by such person in any threatened, pending or completed action, suit or proceeding, including without limitation an action, suit or proceeding by or in the right of the company, whether civil, criminal, administrative or investigative to the fullest extent permitted by the Delaware General Corporation Law.

We maintain policies of insurance under which we and our directors and officers are insured subject to specified exclusions and deductible and maximum amounts against loss arising from any claim which may be made against us or any of our directors or officers by reason of any breach of duty, neglect, error, misstatement, omission or act done or alleged to have been done while acting in our or their respective capacities.

Item 16. Exhibits.

See Exhibit Index included herewith, which is incorporated herein by reference.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during the period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(6) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) For purposes of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Argonaut Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, State of Texas, on December 8, 2003.

Argonaut Group, Inc.

By:	/S/ MARK E. WATSON, III
Mark E. Watson, III

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on December 8, 2003.

Signature	Title

/S/ MARK E. WATSON, III Mark E. Watson III	President and Chief Executive Officer and a Director (Principal Executive Officer)

/S/ MARK W. HAUSHILL Mark W. Haushill	Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Gary V. Woods	Chairman of the Board and a Director

*
Hector DeLeon	Director

* Jerrold V. Jerome	Director

* Judith R. Nelson	Director

*. John R. Power, Jr.	Director

* George A. Roberts	Director

* Fayez S. Sarofim	Director

*By:	/S/ BYRON L. LEFLORE, JR.

Byron L. Leflore, Jr.
(Attorney in Fact)

EXHIBIT INDEX

Exhibit Number		Document Description

4.1		Composite copy of Certificate of Incorporation of Registrant, including Certificate of Designations, Preferences and Rights of Series A Mandatory Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 2003).

4.2		Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended March 31, 2003).

4.3	*	Registration Rights Agreement, dated as March 31, 2003, by and among the Registrant and the other parties identified therein.

5.1		Opinion of Mayer, Brown, Rowe & Maw LLP.

12.1		Statements of computation of ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends.

23.1		Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).

23.2		Consent of Ernst & Young LLP.

23.3		Consent of Ernst & Young LLP.

24.1	*	Powers of Attorney (included on signature page).

*	previously filed